UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 10)*

                           Maxcor Financial Group Inc.
                           ---------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   57772G-10-0
                                 --------------
                                 (CUSIP Number)

                                Gilbert D. Scharf
                         c/o Maxcor Financial Group Inc.
                          One Seaport Plaza, 19th Floor
                            New York, New York 10038

                                 with a copy to:

                                 General Counsel
                           Maxcor Financial Group Inc.
                          One Seaport Plaza, 19th Floor
                            New York, New York 10038
                                 (646) 346-7000
                -------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 4, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages

                                  SCHEDULE 13D

--------------------------                                ---------------------
  CUSIP No.  57772G 10 0                                    Page 2 of 6 Pages
--------------------------                                ---------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Gilbert D. Scharf

--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        [ ] (a)
                                                                        [ ] (b)
--------------------------------------------------------------------------------
     3        SEC USE ONLY

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     4        SOURCE OF FUNDS*

              PF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

--------------------------------------------------------------------------------
                                7      SOLE VOTING POWER
       NUMBER OF
                                       1,460,768 (including shares issuable upon
        SHARES                         currently exercisable Options)
                           -----------------------------------------------------
      BENEFICIALLY              8      SHARED VOTING POWER

        OWNED BY                       0
                           -----------------------------------------------------
         EACH                   9      SOLE DISPOSITIVE POWER

       REPORTING                       1,460,768 (including shares issuable upon
                                       currently exercisable Options)
        PERSON             -----------------------------------------------------
                               10      SHARED DISPOSITIVE POWER
         WITH
                                       0
--------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,460,768 (including shares issuable upon currently exercisable Options)

--------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                   [ ]

--------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              19.9%

--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*

              IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 6 Pages

         Gilbert D. Scharf (the "Reporting Person") hereby amends his Statement on Schedule 13D, dated December 7, 1994 (previously amended on March 14, 1996, amended and restated on August 28, 1996, and further amended on each of December 9, 1997, January 13, 1998, December 23, 1998, January 11, 1999, May 7, 1999,
December 9, 1999 and August 23, 2001), relating to the Common Stock, $.001 par value, of Maxcor Financial Group Inc., a Delaware corporation, as follows:

Item 1.           Securities and Issuer
                  ---------------------

The last sentence of Item 1 is hereby deleted and replaced in its entirety by the following:

         The Issuer's principal executive offices are located at One Seaport Plaza, 19th Floor, New York, NY 10038.

Item 2.           Identity and Background
                  -----------------------

Paragraph (b) of Item 2 is hereby deleted and replaced in its entirety by the following:

         (b)      Residence or business address:

                  c/o Maxcor Financial Group Inc.
                  One Seaport Plaza, 19th Floor
                  New York, NY 10038

Paragraph (c) of Item 2 is hereby deleted and replaced in its entirety by the following:

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

         The Reporting Person is Chairman of the Board, President and Chief Executive Officer of the Issuer and holds comparable positions at many of the Issuer's subsidiaries, including Euro Brokers Investment Corporation and Euro Brokers Inc., each of which is also located at One Seaport Plaza, 19th Floor, New York, NY 10038. The Reporting Person is also a director and secretary of Niagara Corporation, located at 667 Madison Avenue, New York, NY 10021.

Item 3.           Source and Amount of Funds
                  or Other Consideration
                  ----------------------

The first paragraph of Item 3 is hereby deleted and replaced in its entirety by the following:

                  Unless another source is specifically identified below, all funds used to purchase Common Stock of the Issuer held by the Reporting Person and reported in this Item 3 were personal funds. No amount of such funds were borrowed or otherwise procured from other sources.

                               Page 3 of 6 Pages

The following sentence is hereby added to the end of paragraph (a) of Item 3:

         In January 2002, the Reporting Person caused all of the Pre-IPO Shares to be delivered into the Gilbert D. Scharf Living Trust (the "Trust"), of which the Reporting Person is the sole trustee.

The following sentence is hereby inserted after the existing second sentence of paragraph (i) of Item 3 and before the existing third and fourth sentences thereof:

         On July 1, 2002, the Reporting Person received a grant from the Issuer of an additional 25,000 Options, at an exercise price of $6.00 per share. On July 22, 2003, the Reporting Person received a grant from the Issuer of an additional 35,000 Options, at an exercise price of $10.70 per share.

New paragraphs (k) and (l) of Item 3 are hereby added as follows:

                  (k) On July 16, 2002, the Reporting Person purchased (for his IRA accounts), in the over-the-counter market through his broker, 4,000 shares of Common Stock at a per share price of $5.18 and 4,900 shares of Common Stock at a per share price of $5.20. On July 18, 2002, the Reporting Person purchased (for his IRA accounts), in the over-the-counter market through his broker, 500 shares of Common Stock at a per share price of $5.47. On July 19, 2002, the Reporting Person purchased (for his IRA accounts), in the over-the-counter market through his broker, 3,300 shares of Common Stock at a per share price of $5.35. On July 23, 2002, the Reporting Person purchased (for the account of the Trust), in the over-the-counter market through his broker, 10,000 shares of Common Stock at a per share price of $4.74. On March 4, 2004, the Reporting Person purchased (for the account of the Trust), in the over-the-counter market through his broker, 5,000 shares of Common Stock at a per share price of $11.83.

                  (l) On August 1, 2003, the Reporting Person exercised all 75,000 of the ISO Options that were granted to him on August 14, 1998 and that are described in paragraph (f) above. The Reporting Person paid the option exercise price of $2.13 per share through the delivery of 11,664 shares of Common Stock (valued for these purposes, pursuant to the Issuer's 1996 Stock Option Plan, at $13.695 per share) that were held indirectly by the Reporting Person in the Trust. Upon exercise of the Options, the Reporting Person caused all 75,000 shares of Common Stock receivable upon the exercise to be delivered to the Trust.


Item 4.           Purpose of Transaction.
                  ----------------------

The reference to "Item 3(j) above" in the second sentence of Item 4 is hereby changed to "Items 3(j) and 3(l) above".

                               Page 4 of 6 Pages

The following two sentences are hereby added to the end of the first paragraph of Item 4:

         At a meeting of the Issuer's stockholders held on June 6, 2002, the Reporting Person was re-elected as a director of the Issuer to serve a three-year term expiring at the Issuer's annual meeting in 2005. In November 2003, the Issuer initiated a quarterly cash dividend policy with respect to the Common Stock.

The words ", tax and estate considerations" are hereby added immediately after the words "availability of funds" in the second sentence of the second paragraph of Item 4.


Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

Paragraph (a) of Item 5 is hereby deleted and replaced in its entirety by the following:

                  (a) The Reporting Person currently beneficially owns 1,460,768 shares of Common Stock. This number of shares represents: (i) 176,206 shares of Common Stock that are directly owned (including through IRA accounts) by the Reporting Person, (ii) 1,073,312 shares of Common Stock that are held in the Trust and (iii) 211,250 Options that are currently exercisable. In Exhibit 99.2 of its Current Report on Form 8-K, filed on March 4, 2004, the Issuer reported that a total of 7,138,723 shares of Common Stock were outstanding as of December 31, 2003. Based on such information, the Common Stock currently beneficially owned by the Reporting Person represents approximately 19.9% of the Common Stock outstanding (including shares issuable upon exercise of the currently exercisable Options held by the Reporting Person).

                               Page 5 of 6 Pages

                                 SIGNATURE PAGE
                                 --------------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


     Dated:       March 8, 2004



                                            /s/ GILBERT D. SCHARF
                                            --------------------------------
                                            Gilbert D. Scharf

                               Page 6 of 6 Pages